PricewaterhouseCoopers LLP

Chartered Accountants

PO Box 82

Royal Trust Tower, Suite 3000

Toronto Dominion Centre

Toronto, Ontario

Canada M5K 1G8

Telephone +1 416 863 1133

Facsimile +1 416 365 8215

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use in this Annual Report on Form 40-F of Central Sun Mining Inc. (the Company) of our report dated March 24, 2008 relating to the consolidated financial statements which appears in an exhibit to this Annual Report on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

Canada

March 24, 2008

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.